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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 12B-25
                          SEC FILE NUMBER: 00030074
                          CUSIP NUMBER: 000203J 10 3

                         NOTIFICATION OF LATE FILING

(Check One):[X] Form 10-K [] Form 20-F [] Form 11-K [] Form 10-Q [] Form NSAR

                     For Period Ended: September 30, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
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Full Name of Registrant:   APO Health, Inc.

Address of Principal Executive Office:   3950 Oceanside Road
                                         Oceanside, New York, 11572


PART II -- RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)[x]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth day. [X]

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
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The Issuer lacked certain financial data and other information required to complete the filing, and such data and information could not have been made available without unreasonable effort and expense.

PART IV -- OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification


               Andrea Cataneo, Esq.          (973) 442-9944
              ----------------------        ----------------
                (Name and Title)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                APO Health, Inc.
                              --------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 31, 2001


By:

/s/ Dr. Jan Stahl
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Dr. Jan Stahl